March 31, 2021

Via Edgar

Mr. Edwin Kim & Ms. Kathleen Krebs

Office of Technology

Division of Corporate Finance

United States Securities and Exchange Commission Washington, DC 20549

Re:	Lytus Technologies Holdings PTV. Ltd.

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted October 5, 2020

CIK No. 0001816319

Dear Mr. Kim and Ms. Krebs:

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated October 20, 2020 (the “Comment Letter”), to Lytus Technologies Holdings PTV. Ltd. (the “Company” or “Lytus Group”) with respect to Amendment No. 1 to the Draft Registration Statement on Form F-1 (the “Registration Statement”) submitted to the Commission on October 5, 2020.

This letter provides the Company’s responses to the Staff’s comments contained in the Comment Letter. The text of the Staff’s comments is set forth in bold below, followed by the responses of the Company.

Draft Registration Statement #2 on Form F-1

Prospectus Summary, page 1

1.	We note your responses to prior comments 2 and 3 regarding your relationship with Reachnet Cable Services Pvt. Ltd. (“Reachnet”) and the services you offer. Please clarify whether the 1.8 million customers that you received from Reachnet are still customers of Reachnet and must be subscribers of Reachnet to access your streaming or added-value services. Further, please provide a description of how your health and entertainment streaming services differ from those offered by Reachnet.

Response:

In response to the Staff’s comment, the 1.8 million customers we acquired from Reachnet are no longer customers of Reachnet and they do not need to be subscribers of Reachnet in order to access our services.

Reachnet does not offer health or OTT services. Reachnet has the right to render streaming telecast services (wired streaming) only. Lytus Group will offer health and OTT services to its customers.

2.	In response to prior comment 4, you still appear to base your 8 million user base on a simple calculation of your 1.8 million users purchased from Reachnet multiplied by an industry average of users per household. Given your business model involves streaming services and other value-added services, please clarify whether you have any methodology to confirm you have 8 million users. Please consider adding a risk factor that addresses that the assumptions you used to determine these figures may not be accurate.

Response:

In response to the Staff’s comment, we have acquired 1.8 million subscriber connections. The subscriber connections are determined by the installed devices. There is no precise methodology to validate the active users per household or customer demographics. The conversion of subscriber connections to “active users per household” is based on the multiplication that is applied to the subscriber connections, which is an industry average of users per household, which we believe is the best available estimate.

We have added the risk factor below to the Registration Statement on page 10:

“Our 8 million user base is based on a calculation of our 1.8 million paid home subscribers multiplied by an industry average of 4.6 users per household in India and the assumptions we used to determine these figures may not be accurate.

Our 8 million user base is based on a calculation of our 1.8 million paid home subscribers multiplied by an industry average of 4.6 users per household in India. The conversation rate of 4.6 users per household was supported by the Database on Household Size and Composition 2019 released by the Department of Economic and Social Affairs of the United Nations.1 Our estimates of household size and the number of users are based upon historical cable industry practices for measurement of user data. For example, according to the Universe Update Report released by Broadcast Audience Research Council of India in July 20182, the number of average users per household in 2018 was 4.45. Although we believe the figures in the industry report were the best available estimate, there can be no assurance that the assumptions we used are accurate and therefore the number of the members per household may not necessarily equal to the number of our active users. As a result, the number of our actual active users may be less than 8 million.”

1.	Available at: https://population.un.org/Household/index.html#/countries/356
2.	Available at: https://www.barcindia.co.in/resources/pdf/BARC%20India%20Universe%20Update%20-%202018.pdf

3.	We note your response to prior comment 6 regarding the acquisition of Lytus Technologies Private Limited (“Lytus India”) and DDC CATV Network Private Limited (“DDC”) by the Lytus Technologies Holdings PTV. Ltd. (“Lytus Group”) and your relationship with Reachnet. Please clarify whether you or any of your affiliates have any related party relationships with Reachnet. Further, please revise your summary to disclose that your acquisition of Lytus India was from a related party, the brother of CEO Dharmesh Pandya, and your acquisition of the majority of DDC’s equity involved your CEO, who was the CEO of Lituus Technologies Limited (“Lituus”), and your director, Jagjit Singh Kohli. Lastly, disclose whether Lituus continues to have the option to purchase 900,000 fully convertible preference shares of DDC for Rs. 90,000,000. If so, describe the material terms of the option and the DDC preference shares.

Response:

●	We confirm that the Lytus Group and/or its management have no related party relationships with Reachnet.

●	We have amended the Corporate History on page 43 of the Registration Statement as under:

“The acquisition of Lytus India was from a related party, Nimish Pandya, the brother of our CEO, Dharmesh Pandya. In addition, the acquisition of the majority of DDC’s equity involved our CEO, Dharmesh Pandya, who was then also the CEO of LTL, and Jagjit Singh Kohli, who was later appointed as our director on April 1, 2020.”

●	We have amended the Corporate History on page 43 as under:

“The Company now has the option to purchase 900,000 fully convertible preference shares of DDC for Rs. 90,000,000, subject to the increase of the authorized share capital of DDC, the approval of the Reserve Bank of India and other Indian company law requirements.”

The terms of such option were discussed in Share Purchase Agreement, dated February 21, 2020, by and among Lituus Technologies Limited, DDC CATV Network Private Limited, and all of the shareholders of DDC CATV Network Private Limited, which was filed as Exhibit 10.7 to the Registration Statement.

There are no other material terms regarding the option and the DDC preference shares.

Capitalization, page 32

4.	Please reconcile the historical amount of Equity Share Capital to the similar line item in your consolidated statement of financial position on page F-3.

Response:

We respectfully advise the Staff that we have included our unaudited interim financial statements for the period ended December 31, 2020 in the Registration Statement and as such we have updated our Capitalization section to reflect the numbers as of December 31, 2020. We have included the new capitalization table below on page 32 of the Registration Statement:

	As of December 31, 2020
	Historical (unaudited)	Pro Forma As Adjusted
Cash and Cash Equivalents	$100,254	$27,575,247
Non-Current Liabilities
Customer Acquisition Payable	30,271,230	30,271,230
Deferred Tax Liability	2,930,748	2,930,748
Total Non-Current Liabilities	$33,201,978	$33,201,978
Equity
Equity Share Capital	341,464	368,736
Other Equity	11,097,286	38,545,006
Total Lytus Equity	11,438,750	38,913,743
Noncontrolling interest	13,826	13,826
Total Equity	11,452,576	38,927,569
Total Capitalization	$44,654,554	$72,129,547

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Factors For Our Performance, page 35

5.	We note your expanded disclosure in response to prior comment 9. Please disclose the Net Surplus Rate. In addition, move the number of subscribers at year-end to your Number of Subscribers bullet point, rather than with the Net Surplus Rate.

Response:

The Net Surplus Rate (prior to salary and common administrative expense) is 39% of net revenue received by Lytus Group and revised the disclosure .. In addition. We have moved the number of subscribers at year-end to our Number of Subscribers bullet point on page 36.

Going Concern, Liquidity and Capital Resources, page 39

6.	We note your response regarding your inability to settle the $15 million in accounts receivable to be received from Reachnet due to the Covid-19 pandemic and lock-down of banks and facilities to accept cash payments from customers. Please clarify whether this inability to process accounts receivables and receive cash payments is resulting in liquidity issues for either your operations or Reachnet.

Response:

In response the Staff’s comments, we have included the paragraphs below on page 39 of the Registration Statement.

“The intermittent inability to process accounts receivables and receive cash payments has resulted in liquidity issues and impacted the operations of both the Company and Reachnet. However, the Company, in collaboration with Reachnet’s management, has taken necessary steps, including communicating with all relevant commercial partners, seeking deferral of its payment obligations where possible, to mitigate the impact of COVID-19 on the Company’s liquidity. While COVID-19 restrictions were partially relaxed in December 2020, with the spike in the number of case in Maharashtra in March 2021, the imposition of further lockdown restrictions could be expected.

On February 5, 2021, Lytus India and Reachnet entered into the Third Supplemental Agreement to the original subscriber acquisition agreement dated June 20, 2019, pursuant to which the parties have agreed to, on a good faith basis, settle payments before March 31, 2021 upon completion of the third party’s systems and operational review of Reachnet and its subscribers. The commercial terms to the agreement remain intact and are not subject to any contingency. Given the uncertainty with respect to another potential lockdown caused by a recent COVID-19 resurgence in India, the parties have also agreed that setting off the amounts due, can be an option, if required. On March 29, 2021, the third party’s review of Reachnet and its subscribers was further extended for two months due to the ongoing COVID-19 pandemic and re-lockdown measures taken by the government of Maharashtra, India.”

The Third Supplemental Agreement is filed as Exhibit 10.12 to the Registration Statement.

Intangible Assets and Goodwill, page 41

7.	Please expand your disclosure to incorporate more of the information provided in your response to prior comment 15. In this regard, disclose the second part of your response that explains how you determined the value per customer.

Response:

In response to the Staff’s comment, we have amended the Note on Intangible Assets and Goodwill section on page 41 of the Registration Statement as under:

“The acquisition of customers was valued on an arms-length basis by valuation expert and the valuations were conducted as per the discounted free cash flow method (see Schedule 1 of the Valuation Report attached hereto as Exhibit 99.5). We have also carried out valuation using the Subscriber’s Multiple method (see Schedule 2 of the Valuation Report). The result was further validated using the independent comparable method.”

Our Business, page 43

8.	We note your response to prior comment 16 that you are no longer going forward with your partnerships or cooperation process with Global Health Technologies, LLC and with Dick Cook Studios for your telemedicine platform and entertainment and education content, respectively. Please clarify how the suspension or discontinuation of these collaborations will impact the development of your services.

Response:

Our partnership with Dick Cook Studios is no longer under consideration. The management of the Company does not expect that its operations will be impacted in any way.

On October 30, 2020, the Company entered into a share purchase agreement with Global Health Sciences, Inc. (“GHSI”) and the shareholder of GHSI, pursuant to which the Company acquired 75% of the equity interest in GHSI. We have revised the Registration Statement to include discussion of the Company’s U.S. telemedicine business to be conducted through GHSI.

Corporate History, page 43

9.	Your response to prior comment 19 indicates that you have concluded that Lytus India and DDC can be determined to be predecessors of the Company. As such, please provide financial statements for the registrant and its predecessor. Refer to Instructions to Item 8 of Form 20-F as well as Rule 405 of Regulation C and Articles 3 and 10 of Regulation S- X.

Response:

We have amended the financial statements as under:

●	Lytus India – Stand-alone Financial Statements for the period from April 1, 2018 through March 31, 2019 and for the period from April 1, 2019 through March 18, 2020 (preceding the date of acquisition by Lytus Group).

Lytus Group acquired Lytus India on March 19, 2020 and hence, the stand-alone financial statements of the predecessor company is prepared till March 18, 2020. Consistent with our understanding of “NewCo” entities with respect to business combinations, if a new entity is formed to issue equity interest to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer. The Company had no significant pre-acquisition activity and was formed for the sole purpose of issuing shares to the shareholders of the combining companies. Accordingly, we believe the Company is precluded from being the accounting acquirer. Lytus India is the accounting acquirer.

As the acquisition was accounted for as a business combination, a new basis of accounting for the Company’s assets and liabilities was established. As such, the 2020 financial results will be presented in two periods. Financial activity prior to the acquisition of Lytus India is presented as “predecessor” using the previous basis of accounting and financial activity that occurred on or after the acquisition will be presented as “successor” using the new basis of accounting.

●	DDC India – Stand-alone Financial Statements for the period ending March 31, 2019 and March 31, 2020.

The Board of Directors of Lytus Group has passed the resolution dated March 20, 2020 to assume, at the close of the business hours of March 31, 2020, the consolidation of DDC and hence, the consolidation was effective as and from March 31, 2020. The acquisition of DDC was determined to be greater than 40% significance based on the revised reporting thresholds under Rules 1-02(w) and 3-05 of Regulation S-X. Hence, we will include in our amended filing the stand-alone financial statements of DDC which will include two years of audited financial statements.

10.	We note you have provided historical audited financial statements for Lytus India and DDC in response to prior comment 20. Please address the following items:

●	Provide the appropriate periods in accordance with Rule 3-05(b) of Regulation S-X. In this regard, we note you have provided financial statements for the fiscal years ended March 31, 2019 and 2020, but Lytus India was acquired on March 19, 2020 and DDC was acquired on March 31, 2020.

Response:

We are filing the Registration Statement in the capacity of an Emerging Growth Company as defined under the JOBS Act. Hence, we have provided 2 years of stand-alone financial statements of the predecessor company, as against the applicable 3 years. We have provided the stand-alone financial statements of predecessor companies as under:

●	Lytus India – for the period from April 1, 2018 through March 31, 2019 and for the period from April 1, 2019 through March 18, 2020 (preceding the date of acquisition by Lytus BVI), along with the successor financial statement from the period March 19, 2020 through March 31, 2020.

●	DDC India – Stand-alone Financial Statements for the period ending March 31, 2019 and March 31, 2020.

●	Your response to prior comment 20 indicates that you have provided financial statements for Lytus India and DDC for the periods ending March 31, 2019 and 2020. However, the financial statements that are provided in Exhibits 99.4 and 99.5 are each labeled as March 31, 2020 and both of the audit reports only refer to the fiscal year ended March 31, 2020.

Response:

In response to the Staff’s comment, we have revised and included the financial statements of Lytus India and DDC with new audit reports that cover the periods mentioned in the immediately above response.

●	Provide pro forma financial information in accordance with Article 11 of Regulation S-X.

Response:

With respect to Lytus India, as predecessor to the Company, no pro forma financial information was prepared. In accordance with Regulation S-X, Article 11, Rule 11-02(c), no pro forma condensed balance sheet is required to be presented as the transaction is already reflected in the most recent balance sheet as of March 31, 2020. Further, as the predecessor entity to the Company, the consolidated statements of operations already present separately the historical financial results of Lytus India for the year ended March 31, 2020.

With respect to DDC, we have included the pro forma financial information in Exhibit 99.4 attached to the Registration Statement.

●	The financial statements of Lytus India and DDC were audited in accordance with the Standards on Auditing prescribed by the Institute of Chartered Accountant of India (ICAI). However, please advise the auditor that the audit must be conducted in accordance with U.S. generally accepted auditing standards. Refer to Instruction 2 of Form 20-F, Item 8.A.2.

Response:

Our auditor has conducted the audit of the stand-alone financial statements in accordance with the PCAOB auditing standards and we have included new auditor reports for such financial statements.

Management, page 61

11.	We note your response to prior comment 23 that you will have annual meetings and director elections. Please clarify whether such meetings and elections are mandatory or discretionary. Your response to prior comment 1 indicates that you may possibly not seek listing on the Nasdaq, thus, it is not clear whether you would be subject to exchange listing rules or other rules requiring annual meetings and director elections.

Response:

We respectfully advise the Staff that we would be subject to exchange listing rules and have mandatory annual meetings.

12.	In your responses to prior comments 1 and 24, you indicate that you will not avail yourself of Nasdaq’s closed company exemption and you will comply with the Nasdaq corporate governance rules. Please revise to disclose that you are eligible for both the closed company exemption and the foreign private issuer exemption from the Nasdaq corporate governance rules and clearly disclosure whether or not you will avail yourself of these exemptions. Further, please briefly describe these exemptions and how they differ from domestic issuers.

Response:

In response to the Staff’s comment, we have revised to include the below disclosure on Page 65 of the Registration Statement.

“Controlled Company

Upon completion of this offering, our Chief Executive Officer, Dharmesh Pandya, may beneficially own approximately 78.2% of the aggregate voting power of our outstanding common shares. As a result, we may be deemed a “controlled company” within the meaning of the Nasdaq listing standards. If we are deemed a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

●	the requirement that a majority of the board of directors consist of independent directors;

●	the requirement that our director nominees be selected or recommended solely by independent directors; and

●	the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Although we do not intend to rely on the controlled company exemptions under the Nasdaq listing standards even if we are deemed a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of the Nasdaq Capital Market.”

We have also included the below risk factor on Page 17 of the Registration Statement.

We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under Rule 5615(c)(1) of the Nasdaq Marketplace Rules because Mr. Dharmesh Pandya holds more than 50% of our voting power, and we expect we will continue to be a controlled company upon completion of this offering. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

●	the requirement that our director nominees must be selected or recommended solely by independent directors; and

●	the requirement that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

As a result, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the Nasdaq Stock Market Rules, if we utilize such exemptions. We currently do not intend to utilize the controlled company exemptions.”

With respect to the foreign private issuer exemption, we respectively advise the Staff the we have previously included related discussion on Page 5 and Page 22, including a brief discussion of these exemptions and how they differ from domestic issuers.

Common Share Eligible for Future Sale, page 75

13.	We are unable to find any revisions in your amendment that are responsive to prior comment 27 regarding the lack of notice for waivers for your lock-up agreement. The disclosure on page 75 still indicates that Aegis may waive the lock-up agreement without notice. Please clarify. Further, if the underwriters must provide notice pursuant to Nasdaq listing rules, please clarify if there is a notice requirement should you not be listed on the Nasdaq upon the close of your offering.

Response:

In response to the Staff’s comment, Aegis will be subject to the notice requirements for lock-up agreement waivers by the NASDAQ. We have removed related statements on Page 75 of the Registration Statement.

Consolidated Statement of Financial Position, page F-3

14.	We note your response to prior comment 30. Please identify your Borrowings line item as a related party. Refer to IAS 24.19-21.

Response:

In response to the Staff’s comment, we have amended the Balance Sheet on page F-3 of the Registration Statement.

Consolidated Statement of Profit or Loss and Other Comprehensive Income, page F-4

15.	The financial statements of DDC contained in Exhibit 99.5 show the entity generated operating revenue in the fiscal years ended March 31, 2020 and 2019. Please explain why DDC did not generate any revenue in the period from March 16, 2020 through March 31, 2020, as Lytus Group does not show any operating revenue for this period.

Response:

In response to the Staff’s comment, the Board of Directors of Lytus Group has passed the resolution dated March 20, 2020 to assume, at the close of the business hours of March 31, 2020, the consolidation of DDC and hence, the consolidation was effective as and from March 31, 2020. Hence, the revenue from March 16, 2020 to March 31, 2020 is not reflected in the consolidated financial statement of Lytus Group.

Notes to Consolidated Financial Statements, page F-7

16.	We have reviewed your response to prior comment 31. It does not appear that the revised language provided in the response has been included in your filing. Please advise or include it accordingly.

Response:

We respectfully advise the Staff that the response to prior comment 31 should be revised as under:

“Under section 115-O of the Indian Income Tax Act, 1961, distribution of dividends, paid by Indian company until March 31, 2020 is subject to dividend distribution tax (DDT) at an effective rate of 20.56% (inclusive of the applicable surcharge of 12% and health and education cess of 4%). Repatriation of dividend will not require Reserve Bank of India approval, subject to compliance and certain other conditions met per the Indian Income Tax Act, 1961.”

We have previously included such disclosure on Page F-16 and Page 78 of the Registration Statement. We have rectified this inadvertent error and the response is now aligned with the statement in the Registration Statement.

Note 3 - Other Income - Income on Acquisition of Customer-Contracts, page F-20

17.	We have reviewed your responses to prior comments 34 and 35. Although you provided guidance that you determined was not applicable for this amount, it remains unclear what guidance was considered. Provide us with the guidance you cited to recognize the approximately US$15 million net surplus as “Other income” as well as the net receivable from Reachnet.

Response:

Primary Accounting Literature: IFRS 15 – Revenue from Contract with customers

Background of IFRS 15 :

The principles in IFRS 15 are applied using the following five steps:

1. Identify the contract(s) with a customer.

2. Identify the performance obligations in the contract.

3. Determine the transaction price.

4. Allocate the transaction price to the performance obligations in the contract.

5. Recognize revenue when (or as) the entity satisfies a performance obligation.

Definition of customer as per IFRS 15

The standard defines a customer ‘as a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration’.

Performance obligation:

A promise in a contract with a customer to transfer to the customer either:

a)	a good or service (or a bundle of goods or services) that is distinct; or
b)	a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Step 1: Identify the contract(s) with a customer.

IFRS 15 Reference:

To apply the model in IFRS 15, an entity must first identify the contract, or contracts, to provide goods and services to customers. A contract must create enforceable rights and obligations to fall within the scope of the model in the standard. Such contracts may be written, oral or implied by an entity’s customary business practices.

On 26 March 2020, Lytus India acquired subscribers (along with their corresponding revenue entitlement) from Reachnet India Pvt. Ltd. with retrospective effect from 1 April 2019. During the period 1 April 2019 to 25 March 2020, Lytus India did not have contract with subscribers and hence, had no performance obligation vis-à-vis the contract.

Step 2: Identifying the promised goods and services in the contract

IFRS 15 Reference:

At contract inception, an entity shall assess the goods or services promised in a contract with a customer and shall identify as a performance obligation each promise to transfer to the customer either:

(a) a good or service (or a bundle of goods or services) that is distinct; or

(b) a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer

The contract relates to the provision of streaming services that is provided through device installed at each households. Since the contract was not with Lytus India, the services during the period ending March 31, 2020 would be regarded as not provided by Lytus India and does not Identify itself with the performance obligations in the subscriber contract.

Step 3: Determine the transaction price.

IFRS 15 Reference:

An entity shall consider the terms of the contract and its customary business practices to determine the transaction price. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties (for example, some sales taxes). The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both.

Since the contract was not with Lytus India, it did not determine the transaction price for the services provided to subscribers during the above period.

Step 4: Allocate the transaction price to the performance obligations in the contract.

IFRS 15 Reference:

During the year, there is only one distinct performance obligation under the contract i.e. streaming services. Lytus India ought not to allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

IFRS 15 Reference:

Under IFRS 15, an entity only recognizes revenue when it satisfies an identified performance obligation by transferring a promised good or service to a customer. During the period 1 April to March 26, 2020, it ought not to recognize revenue when it has no performance obligation.

Additional context – Application of IFRS15:35(c) :-

However, the sub-set to IFRS 15 provides for recognition of income where it satisfies the conditions of IFRS 15:35.

Background:

Under IFRS 15, an entity only recognizes revenue when it satisfies an identified performance obligation by transferring a promised good or service to a customer. On 26 March 2020, Lytus India acquired 1.8 million subscribers with retrospective effect from 1 April 2019. Along with the subscriber base, Lytus India has also acquired the revenue entitlement rights arising from the services provided to the said 1.8 million subscribers, under the retrospective effect. In effect, the customer contracts were retrospectively assigned to Lytus India and accordingly, it had an enforceable right to payment for performance completed to date.

On 26 March 2020, the accrual and remittance of streaming revenue for the period 1 April 2019 through 31 March 2020, would be aggregated and transferred by Reachnet to Lytus India. Simultaneously, on 26 March 2020, the operating expenses (streaming fees) for the period 1 April 2019 through 31 March 2020 would be aggregated and retained by Reachnet.

The aggregated income (retrospectively from 1 April 2019) and aggregated costs for streaming services to service provider (Reachnet) was adjusted and recorded at net levels in the books of Lytus India. It was on 26 March 2020 that both the parties agreed to adhere to the terms of the agreement and agreed on the aggregate (net) amount payable to and by Lytus India.

As per IFRS 15, Criteria for recognition of revenue over time

When any of the following criteria are met, this demonstrates that the entity is transferring control of a good or service over time (i.e. satisfying a performance obligation over time) and, consequently, should recognize revenue over time: [IFRS 15:35]

(a) the customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs;

(b) the performance of the entity creates or enhances an asset (e.g. work in progress) that the customer controls as the asset is created or enhanced; or

(c) the entity’s performance does not create an asset with an alternative use to the entity and the entity has an enforceable right to payment for performance completed to date.

Application of paragraph 35(c)

Applying paragraph 35(c), an entity recognizes revenue over time if (i) the asset created by an entity’s performance does not have an alternative use to the entity; and (ii) the entity has an enforceable right to payment for performance completed to date. The underlying objective of the criterion in paragraph 35(c) is to determine whether the entity transfers control of goods or services to the customer as an asset is being created for that customer (paragraph BC143). It is the payment the entity is entitled to receive under the contract with the customer relating to performance under that contract that is relevant in determining whether the entity has an enforceable right to payment for performance completed to date.

The assessment of whether an entity has an enforceable right to payment for performance completed to date requires an entity to consider the rights and obligations created by the contract, taking into account the legal environment within which the contract is enforceable. Accordingly, the outcome of an entity’s assessment depends on the particular facts and circumstances of the contract.

It is assumed that (i) the entity has determined that the contract does not meet the criteria in paragraphs 35(a) and 35(b); and (ii) the contract meets the first and second part of the criterion in paragraph 35(c) because the entity’s performance does not create an asset with an alternative use to the entity.

In line with this objective and IFRS 15:38, it is the payment the entity is entitled to receive under the existing contract with the customer relating to performance under that contract that is relevant in determining whether the entity has an enforceable right to payment for performance completed to date.

Entity’s performance does not create an asset with an alternative use

An asset is considered to have no alternative use to an entity if either: [IFRS 15:36]

●	the entity is restricted by contract from readily directing the asset for another use during the creation or enhancement of that asset; or

●	the entity is limited in practice from readily directing the asset in its completed state for another use.

In order to assess whether an asset has an alternative use to an entity in accordance with IFRS 15:36, the entity should consider the effects of contractual restrictions and practical limitations on its ability to readily direct that asset for another use (e.g. selling it to a different customer). The possibility of the contract with the customer being terminated is not relevant to this assessment. [IFRS 15:B6]

A contractual restriction must be substantive in order for the asset not to have an alternative use to the entity, meaning that a customer could enforce its rights to the promised asset if the entity tried to direct the asset for another use. [IFRS 15:B7]

Enforceable right to payment for performance completed to date

To evaluate whether an enforceable right to payment for performance completed to date exists, the terms of the contract should be considered, as well as any laws that apply to the contract. The right to payment for performance completed to date does not need to be for a fixed amount. However, at all times throughout the contract, the entity must be entitled to an amount that at least compensates it for performance completed to date if the contract is terminated by either the customer, or another party, for reasons other than the entity’s failure to perform as promised. [IFRS 15:37]

Compensation for a reasonable profit margin need not equal the profit margin expected if the contract was fulfilled as promised, but an entity should at least be entitled to either of the following amounts: [IFRS 15:B9]

1. (a) a proportion of the expected profit margin in the contract that reasonably reflects the extent of the entity’s performance under the contract before termination by the customer (or another party); or

2. (b) a reasonable return on the entity’s cost of capital for similar contracts (or the entity’s typical operating margin for similar contracts) if the contract-specific margin is higher than the return the entity usually generates from similar contracts.

Analysis:

In the present case, Lytus acquires the subscribers, along with the revenue entitlement rights, retrospectively from 1 April 2019. This arrangement was agreed and accepted by both the parties to the contract (dated June and Dec 2019). Further, 26 March 2020 is the effective date on which the transfer of subscribers was completed, wherein the “entitlement right to performance completed to date” was also effectuated as on this date.

Based on IFRS 15:35(c), Lytus India has an enforceable right to receive compensation for the expected profit margin in the contract that reasonably reflects the extent of Lytus India’s performance under the contract. Accordingly, after deducting streaming fee, the “Other Income” and “Receivable” was recorded at net figure.

The income entitlement right is accounted as “other income” as such no guidance is available for accounting of entitlement rights in IFRS, except the above reference. And hence, the surplus as explained below is accounted as other income.

The Group has acquired 1.8 million subscriber connections from a licensed streaming company (Reachnet), through the Agreements and the income entitlement rights from 1 April 2019, for a consideration of US$ 59 million. On 26 March 2020, the arrangement was consummated when pre-conditions were waived by mutual consent. The net surplus remaining with the Company is approximately US$ 15 million. Considering that the acquired customers were integrated into the Group’s normal course of business on 26 March 2020, the revenue arising therefrom is recognized as “other income.

Note 22 - Acquisition of Customers

Agreement with the Reachnet Cable Services Private Limited, page F-33

18.	We note Lytus Group was incorporated on March 16, 2020. Further, your disclosure indicates that you acquired approximately 1.8 million subscriber connections from Reachnet through Agreements dated June 21, 2019 and December 6, 2019. The standalone historical audited financial statements of Lytus Technologies Private Limited that are currently included in Exhibit 99.4 show that it entered into the agreement with Reachnet, and the intangible asset is presented within these financial statements. In light of this, please explain why the financial statements of Lytus Group show it acquired the Customer Acquisition (Note 10) rather than as part of the acquisition of Lytus Technologies Private Limited (Note 23).

Response:

In India, under the Sale of Goods Act, 1930, an agreement to sell is merely an arrangement that shows willingness of the parties to enter into the transaction of buying or selling (similar to a “Letter of Intent”). However, it cannot be concluded as a sale deed because no direct right or interest is created. Under a contract of sale, the good is transferred from the seller to the buyer (i.e., a “Purchase Agreement”).

In June 2019, Lytus India entered into an agreement to sell with Reachnet to acquire certain customer lists from Reachnet. Further, in December 2019, Lytus India entered into a sale (or purchase) agreement that is conditional upon Reachnet achieving a certain amount of subscribers by February 29, 2020. Taking into consideration the COVID-19 global pandemic, Reachnet could not satisfy the specified subscriber base within the timeline as outlined. The contract was thus deemed to be null and void ab-initio.

On March 19, 2020, Lytus Group acquired Lytus India. On March 26, 2020, Dharmesh Pandya and Reachnet mutually agreed to waive the performance condition (i.e., achievement of the specified subscriber base) and apply the effects of the agreement on an as-is basis. On March 26, 2020, the Subscribers were transferred, and, on that date, the income accrued to Lytus India. Lytus India did not have any rights prior to this waiver. For this reason, on March 26 2020, we recognized the net amount of US$15mn (i.e., the surplus of income rights received over fees paid pursuant to our agreement with Reachnet) as “Other Income.”

Exhibits

19.	Your exhibits index indicates that you filed the Supplement Agreement dated December 6, 2019 to the Reachnet customer acquisition as Exhibit 10.4 and the Secondary Supplement Agreement dated June 30, 2020 as Exhibit 10.5. Please note that you filed the Secondary Supplement Agreement as Exhibit 10.4 rather than the Supplement Agreement. Please file both supplemental agreements.

Response:

In response to the Staff’s comment, we have corrected the error in the exhibit number and filed the Supplement Agreement dated December 6, 2019 as Exhibit 10.4 and the Secondary Supplement Agreement dated June 30, 2020 as Exhibit 10.5.

General

20.	Your response to prior comment 38 indicates that your offering will proceed even if you are not accepted for listing on the Nasdaq. Please be aware that if you are not accepted for listing by the Nasdaq on a pre-effective basis, your registration statement will need to be substantially revised on a pre-effective basis to clarify where your public shares will be traded. Similarly, your underwriting, corporate governance, and risk factor disclosures will need to be revised to reflect that you would not be immediately subject to Nasdaq listing rules.

Response:

We respectfully advise the Staff that after discussion with our underwriter, we have confirmed that we will not proceed with offering if we are not accepted for listing by Nasdaq.

If you have any questions, please do not hesitate to contact the undersigned at dharmesh@lytuscorp.com, or Panjwani, M. Ali of Pryor Cashman LLP, outside counsel to the Company, at Ali.Panjwani@PRYORCASHMAN.com (Tel: 212-326-0820).

Very truly yours,

Lytus Technologies Holdings PTV. Ltd.

By:	/s/ Dharmesh Pandya
Dharmesh Pandya Chief Executive Officer

cc:	M. Ali Panjwani, Esq.